August 6, 2010, by facsimile to (703) 813-6981 and U.S. Mail

Ms. Jaime John, Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:

Friendly Auto Dealers, Inc.

Your Correspondence Dated August 5, 2010

File Number 333-147560

Dear Ms. John:

This follows up receipt of your letter dated August 5, 2010. Responding to the items you raised in your above referenced correspondence [copy attached], the issuer responds as follows:

1.

The issuer will amend its Form 8-K filed August 2, 2010 in response to your comments to:

a.

Include a statement required by Item 304(a)(1)(ii) of Regulation S-K to address comments and opinions included in the Report of Independent Registered Public Accounting Firm for the two most recently completed fiscal years to the effect that there was uncertainty related to this issuer’s ability to continue as a going concern;

b.

Clarify consistent with Item 304(a)(1)(iv) of regulation S-K whether there were any disagreements with Kyle Tingle, CPA, during the two most recent fiscal years and subsequent interim period through the date of dismissal;

c.

Disclose consistent with Item 304(a)(2) of Regulation S-K whether the issuer consulted with Chang G. Park, CPA during the two most recent fiscal years and subsequent interim period through the date of engagement; and,

d.

Provide an updated Exhibit 16 letter from Kyle Tingle, CPA referencing the revised Form 8-K referencing its date.

Aside from the foregoing, the issuer hereby acknowledging that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The company may not assert staff comments as a defense in ay proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Tad Mailander

Tad Mailander

cc: Friendly Auto Dealers, Inc., Mr. Kyle Tingle, and Mr. Chang G. Park

Louis Bank of Commerce, 835 Avenue, San Diego, Ca 92101

Telephone: (619) 239-9034  •  tmailander@justice.com  •  Facsimile: (619) 330-2900